

ATCO

GROUP

Corporate Office



Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

September 11, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed September 8, 2006 for symbol ACO.NV.X
- Corporation's Form 1, filed September 8, 2006 for symbol ACO.Y
- Corporation's Form 1, filed September 8, 2006 for symbol ACO.PR.A
- Insider Report, filed September 8, 2006 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

9/22

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	08/01/2006 - 08/31/2006

Summary

Issued & Outstanding Opening Balance :	52,483,946	As at :	08/01/2006

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	89,700
Other Issuances and Cancellations	-305,000
Issued & Outstanding Closing Balance :	52,268,646

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,592,900**	As at :	08/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2006	N		89,700		
Totals		0	89,700	0	0

Stock Options Outstanding Closing Balance:	**1,503,200**	As at :	08/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2006	Issuer Bid	-307,700
08/31/2006	Conversion (General)	2,700
Totals		-305,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	09/08/2006 11:46:44
Last Updated:	09/08/2006 11:29:57

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	08/01/2006 - 08/31/2006

Summary

Issued & Outstanding Opening Balance :	6,960,018	As at :	08/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-2,700		
Issued & Outstanding Closing Balance :	6,957,318		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2006	Conversion (General)	-2,700
Totals		-2,700

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	09/08/2006 11:52:23
Last Updated:	09/08/2006 11:50:57

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	08/01/2006 - 08/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2006

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	09/08/2006 11:18:35
Last Updated:	09/08/2006 11:17:24

Insider transaction detail - View details for issuer

2006-09-08 14:45 ET

Transactions sorted by : **Insider**
Issuer name : **atco (Starts with)**
Filing date range : **September 8, 2006 - September 8, 2006**
Issuer industry classification: Other

Issuer name: ATCO LTD.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: ATCO Ltd													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
790444	2006-08-04	2006-09-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+29,900	39.4100	29,900						

FILE NO. 82-34745

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
790449	2006-08-04	2006-09-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-29,900		0						
790450	2006-08-11	2006-09-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+91,000	40.5900	91,000						
790454	2006-08-11	2006-09-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-91,000		0						
790458	2006-08-18	2006-09-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+100,000	40.3100	100,000						
790460	2006-08-18	2006-09-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-100,000		0						
790474	2006-08-25	2006-09-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+86,800	40.4400	86,800						
790476	2006-08-25	2006-09-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-86,800		0						

FILE NO. 82-34745